FUNDRISE

Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482ad



LATEST ACQUISITIONS

High-yield investments to enhance your portfolio

We're excited to highlight three recent preferred equity acquisitions—strategically chosen to deliver attractive fixed returns, stable income, and long-term growth potential.

Whether it's a multifamily development in a thriving Charlotte neighborhood or an exclusive investment in a mixed-use hub, these additions align with our commitment to providing resilient, income-generating assets.

Join over 400k investors benefiting from our latest high-yield investments.

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Featured investments



Spokane Valley, WA – 13.25% gross return

Adding to the Income Fund's portfolio, our preferred equity investment in a new 192-unit multifamily development is positioned to yield a 13.25%[1] annual gross return over an initial three-year term. This will support the Income Fund's steady yield, benefitting from a highly experienced sponsor who has completed over 300 multifamily projects across the Western U.S.

What's next: As rates are set to decrease, we expect this investment's fixed return will become increasingly attractive relative to other income-focused investments.

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Charlotte, NC – 13% fixed return

This recent preferred equity investment of a 335-unit multifamily project in Charlotte, NC, offers an attractive 13%[1] fixed return. This strategic investment through the Income Real Estate Fund leverages the local demand for upscale rental housing and strong sponsor experience with 11,000 units developed across 43 communities. As Charlotte's growth continues, this development will provide residents with premium amenities, including a sky lounge with city views, a resort-style pool, and state-of-the-art fitness facilities.

Market advantage: The Charlotte MSA, and especially North Charlotte, has seen impressive growth, with projections of a 7.6% population increase in the coming years. This aligns with our commitment to high-quality credit investments that capitalize on the current period of higher interest rates and dislocated credit markets.

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North Augusta, SC – 13% gross return

This preferred equity investment in the 343-unit community in North Augusta, SC, provides a fixed 13%[1] gross return, supporting the Fund's strong distribution rate. This upscale development includes multiple residential buildings, carriage homes, and resort-level amenities like a saltwater pool and pet spa. North Augusta's proximity to Augusta, GA, and "The Hive", a 200-acre mixed-use project, positions this property for high demand and growth.

Strategic fit: This investment aligns with our goal to diversify across income-generating assets that deliver attractive returns as the interest rate environment evolves.

These recent acquisitions exemplify our focus on high-yield, high-quality investments with solid growth potential, ensuring robust portfolio performance even amid economic shifts. At Fundrise, we're committed to helping the individual investor build a resilient, value-driven portfolio designed to deliver long-term returns.

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Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of their investment agreements and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

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